1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickStockton.com

W. Randy Eaddy direct dial 336 607 7444 direct fax 336 734 2665
September 28, 2009	readdy@kilpatrickstockton.com
VIA EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director
Re:	Interface, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 9, 2009, File No. 333-160858
Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008
Filed February 26 and March 4, 2009, respectively
Form 10-Q for the Quarterly Period Ended July 5, 2009
Filed August 14, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009, File No. 001-33994
Ladies and Gentlemen:
     At the request and on behalf of our client, Interface, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated September 18, 2009. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response. We are filing this letter via EDGAR and sending three copies to the Staff by overnight delivery.
     Unless the context requires otherwise, references to we, our, us or Interface, Inc. in the responses below refer to Interface, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission
September 28, 2009

Amendment No. 1 to Registration Statement on Form S-4
General
1.	Please submit your letter included as exhibit 1 in the supplemental support booklet as separate correspondence on EDGAR, and include the other exhibits as part of your response to our comments in your next letter submitted on EDGAR.

Response:

The supplemental letter has been submitted via EDGAR simultaneously with this letter. Additionally, we have attached as Annex A to this letter the other exhibits previously included in the Supplemental Support Booklet.
Cover Page
2.	Please correct the reference to file number 333-138215, or advise.

Response:
We appreciate the Staff pointing out this oversight, and we will make such correction in the second amendment to our Form S-4, which we will file prior to requesting the acceleration of the effectiveness of our registration statement.
The Exchange Offer, page 22
Conditions to the Exchange Offer, page 24
3.	We note your response to comment six of our letter dated August 25, 2009, although the disclosure continues to state, “[o]ur failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights.” Please tell us where the disclosure has changed to indicate that you may not implicitly waive an offer condition by failing to assert it.

Response:

As requested by the Staff, we will make the following revision (to add the indicated new sentence) in the second amendment to our Form S-4:
“These conditions are for our sole benefit. We may assert or waive any of them, in whole or part, at any time and from time to time, prior to the expiration of the exchange offer, in our reasonable judgment, whether or not we waive any other conditions of the exchange offer. If a condition occurs, we must either waive it and proceed with the exchange offer or terminate the exchange offer. Our failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, provided that we will treat all tendering holders equally with respect to the same facts and circumstances.”
Definitive Proxy Statement on Schedule 14A
Compensation and Analysis, page 9
Discussion of Principal Elements of Compensation Program, page 10
Annual Bonuses, page 10

Letter to the Securities and Exchange Commission
September 28, 2009

4.	We note your response to comment 30 in our letter dated August 25, 2009. As previously requested, please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the targets would cause you competitive harm. For example, you should explain how “disclosing non-public information about [your] revenue, operating income, cash flow and earnings per share targets would reveal [your] strategic focus and growth goals to an extent that would make [you] vulnerable to [your] competitors.” See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance /regs-kinterp.htm.

Response:

As stated in our Response Letter dated September 9, 2009 (to the Staff’s initial comments 30, 31 and 33), we have not disclosed the specific numerical performance targets of our named executive officers’ annual bonuses, restricted stock awards and special incentive program because we believe such disclosure would result in substantial competitive harm to us, as defined in Instruction 4 to Item 402(b) of Regulation S-K. Instruction 4 specifies that the applicable standard for that determination is the same as when requesting confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which in turn incorporates the criteria for nondisclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) (“FOIA”) and Rule 80(b)(4) thereunder. We believe that our omission of the specific numerical performance targets described above meets the criteria in Instruction 4 to Item 402(b) and in Exemption 4 to FOIA.

Below, we provide a detailed analysis of how disclosure of the specific numerical performance targets would result in competitive harm to us, and how such disclosure might be expected to affect the business decisions of our competitors, followed by a discussion of the legal standards under FOIA Exemption 4.
     Our Current Disclosure. We have adopted a principled approach to disclosure of performance targets and have carefully evaluated our various incentive compensation arrangements to determine if disclosure would result in competitive harm. When we do not believe that disclosure of information relating to performance targets will result in competitive harm, we have disclosed such information. For example, we historically have described the performance measures upon which our incentive compensation arrangements are based (see pages 11, 13 and 16 of our 2008 Definitive Proxy Statement relating to our annual bonuses, restricted stock awards and special incentive program, respectively). In addition, in our response to the Staff’s initial comments 30, 31 and 33, we explained how we intend to provide additional information about how we calculate our annual bonus targets (historically based primarily on factors that would approximate 15% sales growth and 20% operating income and earnings per share growth from such incremental sales), restricted stock award targets (an amount that exceeded a 20%

Letter to the Securities and Exchange Commission
September 28, 2009

compound annual growth rate for earnings per share plus dividends) and special incentive program (an amount sufficient to pay off our 10.375% Senior Notes while still funding other business needs). We believe this disclosure informs our shareholders that we strive for aggressive growth or results, without revealing our specific numerical performance targets, which would give competitors information that would cause competitive harm to us.
     Setting Performance Targets. For our 2008 annual bonuses, we disclosed that the financial measures involved were revenue, operating income, cash flow and earnings per share, and we disclosed the relative weighting of each measure (see page 11 of our 2008 Definitive Proxy Statement). For each named executive officer, targeted performance under each of these financial measures is set with respect to the operations under management (except for earnings per share, which is based on consolidated results), such that (1) corporate headquarter executives’ targets are based on consolidated results, and (2) divisional executives’ targets are based on the results of their divisions (which in our case are geographic: the Americas, Europe and Asia-Pacific). In some past years, we have used financial measures tailored to even more focused targets, such as sales growth in certain market segments.
While our targets historically have been based on factors that approximate 15% sales growth and 20% operating income and earnings per share growth from such incremental sales, from time to time we also must consider other important factors in setting the targets. For instance, as noted in our response to the Staff’s initial comment 30, in setting annual bonus targets for 2009, we had to consider forecasted declines in revenue, operating income, earnings per share and, to some extent, cash flow, in response to the worldwide financial and credit crisis. The forecasted declines referenced in our response are generally derived from our internal business plans/budgets that are developed annually, or more often as needed. These internal plans/budgets constitute trade secrets, are highly confidential, contain competitively sensitive commercial and financial information and reflect the internal forecasts for us as a whole, as well as for each particular geographic region.
Similar information has been used in setting the performance targets for our restricted stock awards (as noted above, based on growth in earnings per share plus dividends) and special incentive program (as noted above, based on enhancing liquidity).
Because the specific numerical targets for our annual bonuses, restricted stock awards and special incentive program are derived from the same set of financial measures (namely, revenue, operating income, cash flow and earnings per share (plus dividends)), the below analysis of competitive harm applies to each incentive compensation arrangement.

Letter to the Securities and Exchange Commission
September 28, 2009

Competitive Harm Analysis
While information about our historical revenue, operating income, cash flow and earnings per share that constitute performance targets is eventually disclosed, our internal business plans/budgets and performance against those plans/budgets are never made public. Disclosure of our internal plans/budgets and our performance against those plans/budgets, or the specific numerical performance targets derived in part therefrom, may allow competitors to understand our various strategies, plans and competitive intelligence, including without limitation:
•	investment strategies and priorities;

•	geographic areas of emphasis;

•	expectations for particular geographic areas and market segments;

•	our views on high and low growth areas within our industry; and

•	our views on our market position vis-à-vis our competitors within the industry as a whole and with respect to individual geographic areas and market segments.
Competitors and industry experts may be able to deduce the investment required to achieve certain revenue, operating income, cash flow and earnings per share targets. Likewise, if we disclosed these targets after-the-fact, competitors would have access to baseline information for future projected growth. More targeted geographic objectives, as we use for divisional executives, can yield even more insight—for example, if competitors discovered that we are aiming for a significant percentage increase in revenue and operating income in a particular geographic area, this would essentially reveal our growth plans and provide competitors with highly valuable information that would allow them to focus their competitive efforts against us in that area.
The following are additional examples of how disclosure of our specific numerical performance targets, which are based in part upon our internal business plans/budgets, would cause competitive harm:
•	Disclosure of specific numerical performance targets could give our competitors important insight into our planned future allocation of resources, allowing the competitors to match or overmatch our investment focus, or to exploit non-focus areas. For example, if we disclosed that, for a particular executive to receive an incentive payment, the revenue for his division (which is a geographic area, in our case) must exceed a specified dollar threshold, and we do not then achieve that expected result, competitors would obtain information on potential necessary future investments by us. Competitors with more resources than us could then outspend us

Letter to the Securities and Exchange Commission
September 28, 2009

in such areas, challenging or defeating our objectives, or could discern that we were not allocating resources to markets that were not tied to incentive objectives, and potentially exploit that by dedicating their own resources to those non-focus areas, potentially weakening our position.
•	Likewise, if competitors were to learn our specific numerical performance target for cash flow (a performance measure used in our annual bonuses and indirectly in our current special incentive plan), they would obtain information about our potential investments (or lack thereof) in other initiatives such as sales and marketing or capital expenditures for manufacturing expansion. Competitors could then take advantage of that knowledge by ramping up their own sales and marketing investments in an effort to take business away from us, or by making capital expenditures, such as plant expansion, in areas where we have elected to defer investment.

•	If competitors were to learn our specific numerical performance target for revenue growth, especially with respect to any particular geographic area or market segment, then they would obtain information about our likely focus for sales and marketing initiatives. Competitors could take advantage of this information by engaging in additional sales and marketing activities in that particular geographic area or market segment, thus decreasing our likelihood of success. This information may also reveal our self-perception of areas in which we believe we hold a leading position, and consequently where competitors may have difficulty challenging us and/or where our growth opportunities may be limited. And conversely, this information may also flag areas where we believe we have a trailing position, and consequently where we may be weakest to challenges from our competitors and/or where we may have more growth opportunity.

•	Disclosure of our specific numerical performance targets also would leave us vulnerable to our competitors poaching key executives, as a competitor could seek to lure such executive with promises of more easily attainable bonus objectives.

•	Disclosure of specific numerical performance targets could also be valuable information to our potential acquirors. In this regard, we note that we have been the subject of a number of takeover rumors over the years. A potential acquiror who could discern from our specific numerical performance targets and our historical results our performance against its own internal plan could potentially have significant negotiating leverage in a takeover situation, which could adversely affect our ability to maximize potential value for our shareholders.
Although non-financial objectives are not a component of our current incentive compensation arrangements, we have utilized them in the past, and could do so again in the future. Non-financial objectives can also yield sensitive information that would put us at a competitive disadvantage. For example, objectives tied to achieving certain goals with respect to research and development or product launches can supply our competitors

Letter to the Securities and Exchange Commission
September 28, 2009

with sensitive information that they could attempt to use to thwart or challenge our efforts.
The fact that targets would be disclosed for a completed fiscal year does little to mitigate the examples of competitive harm outlined above, because, among other reasons, most of our strategic business plans need more than one year for execution. For instance, if we have identified a geographic area that we believe is an opportunity for growth, we will often take several years to execute a strategy to exploit such an opportunity. Our competitors may determine our business objectives after a single year of that multi-year horizon and undertake counter-measures. Disclosure of specific numerical performance targets for a trailing year also can serve as a highly useful baseline to extrapolate into the following year. Moreover, the specific numerical performance target for our 2008 restricted stock awards is based on growth in earnings per share plus dividends over a five-year performance period (2008-2012), which has three full years remaining.
While disclosure of the performance measures used without disclosure of the specific numerical targets may provide some information to competitors, the disclosure of the numerical targets combined with the disclosure of historical results gives competitors the invaluable ability to quantify precisely our strategies and to put them in relative order of significance. As a result, the addition of the numerical objectives to the information otherwise available has the effect of turning general observations into more specific, actionable knowledge.
If we were forced to disclose specific numerical performance targets, it also could have a chilling effect on the process for setting such objectives. We might be dissuaded from setting specific numerical targets that incentivize executives to achieve business goals in favor of broader, less-defined objectives that may not have as much potential for disclosing sensitive information to competitors, but also may not have the incentive value of more specific numerical performance objectives.
Moreover, the internal business plans/budgets upon which our incentive targets are partially based do not necessarily constitute forecasts of future performance at the time they may be disclosed. If disclosed, however, there is a risk that they would be construed by shareholders as relevant, current forecasts. In addition, for important business reasons, our internal plans are often very challenging or even aspirational, and do not necessarily reflect what our probable or likely future results may be. We believe that there is value in having such an internal plan, because our executives have incentives to attempt to achieve superior results without fear of penalty in the market. If our specific numerical performance targets were disclosed, even on a retrospective basis (in which case, such targets could become a baseline to extrapolate into future periods), we believe there is a substantial risk that the targets will become market expectations, displacing whatever guidance we may choose to give and the independent research conducted by analysts. If this occurs, it may create an incentive to set the targets lower,

Letter to the Securities and Exchange Commission
September 28, 2009

so that they are achieved at the 100% or greater level more often than not, to avoid market penalties for failure to achieve plan objectives.
     Competition and Company Access to Competitor Information. Our industry is highly competitive. We almost invariably are competing against one or more other companies for sales of flooring products to our customers and potential customers. We compete with companies ranging from large multi-line vendors with vastly more resources than us, to smaller boutique companies. To the extent large companies disclose numerical performance targets, such disclosures generally do not provide us the competitive insights that disclosure of our objectives would provide to those companies, as the named executive officers of such companies oversee very large organizations with more diverse lines of business, and we compete against only one division of their company. Accordingly, the numerical performance targets of such executives are unlikely to reveal to us much competitive data regarding our particular line of business. In addition, most of our smaller competitors are privately held and do not disclose any financial information whatsoever. Consequently, if we were obliged to disclose our specific numerical performance objectives, our competitors would often have access to sensitive information about us, while we would not have access to similar information about our competitors, resulting in an unlevel playing field.
     Difficulty of Attainment. Instruction 4 to Item 402(b) provides that, if specific numerical performance targets are not disclosed, we must discuss how difficult it will be for the executive, or how likely it will be for us, to achieve the undisclosed target levels, and we intend to comply with this instruction. Our responses to the Staff’s initial comments 30, 31 and 33 contain our proposed disclosures along these lines. We also note that the annual bonus targets were less than 12% achieved in 2008, and none of the 2008 restricted stock awards have vested to date, suggesting that those performance targets have been set at a very challenging level. Additionally, we believe that our current and proposed disclosures provide sufficient and material information to shareholders as to the difficulty of attaining the objectives.
Legal Standards
Instruction 4 to Item 402(b) states that numerical performance targets need not be disclosed if they involve “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant”, and further provides that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of [FOIA] and Rule 80(b)(4) thereunder”.

Letter to the Securities and Exchange Commission
September 28, 2009

The three-part test for FOIA Exemption 4 is stated similarly to Instruction 4 to Item 402(b) — in order to be eligible for the exemption, (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character, (2) such information must be obtained from a person (which includes a corporation such as us1), and (3) such information must be privileged or confidential.2 We address the elements of this analysis below.
     Trade Secrets/Commercial or Financial Information. Our internal business plans/budgets, upon which our specific numerical performance objectives are based in part, constitute “trade secrets” under prevailing law. Trade secrets consist of information that (1) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use, and (2) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.3
We undoubtedly derive independent economic value from our internal plans/budgets — these secrets provide the foundation for the executive officers to manage us to profitable goals, and allow our Board of Directors to assess the performance of senior management. The internal plans/budgets form the basis for setting annual budgets for capital expenditures, research and development, marketing, hiring and other key decision areas. None of these secrets are generally known to our competitors, who would derive economic value from discovering them. The ways in which competitors could benefit from learning these secrets through our disclosure of specific numerical performance targets are described in detail above.
The internal plans/budgets are the subject of reasonable efforts to maintain their secrecy. Generally, only our Board of Directors, senior management and their trusted advisors are privy to these secrets.
The specific numerical performance targets used in our incentive compensation arrangements constitute “commercial or financial information” within the meaning of FOIA Exemption 4. The terms must be given their “ordinary meanings”.4 Performance measures such as revenue, operating income, cash flow and earnings per share are clearly

[1]	Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

[2]	Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974); see also Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); Inner City Press/Cmty. on the Move v. Bd. of Governors of the Fed. Reserve Sys., 463 F.3d 239, 244 (2nd Cir. 2006).

[3]	Uniform Trade Secrets Act §1(4).

[4]	Pub. Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir.1983) (citing Wash. Post Co. v. U.S. Dept. of Health & Human Services, 690 F.2d 252, 266 (D.C. Cir.1982); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C. Cir.1980)).

Letter to the Securities and Exchange Commission
September 28, 2009

“financial”. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.5 Our internal plans and operational goals relate to commerce and have been compiled in the pursuit of profit.
     Confidential/Competitive Harm. Information is “confidential” for purposes of Exemption 4 if “disclosure of the information is likely . . . to cause substantial harm to the competitive position of the person from whom the information was obtained”.6 For purposes of Exemption 4, the release of information will cause substantial competitive harm if (1) actual competition exists, and (2) there is a likelihood of substantial competitive injury resulting from disclosure of such information.7
We have provided information on the existence of competition in its industry above under “Competition and Company Access to Competitor Information” and in Item 1, “Business”, under the caption “Competition” in its most recent Form 10-K. As to the likelihood of substantial competitive injury resulting from disclosure of the specific numerical performance targets, we refer you to the discussion under “Competitive Harm Analysis” above. We further note that information such as our internal financial plans is of the type customarily afforded confidential treatment under FOIA Exemption 4, per the cases cited in the note.8
Conclusion
We respectfully submit that our discussions in this letter and our earlier September 9, 2009 letter demonstrate that disclosure of the specific numerical performance targets of our named executive officers’ annual bonuses, restricted stock awards and special incentive program would cause us competitive harm. We have no objection to disclosing incentive targets where competitive harm would not result, and should circumstances change in the future, we will reevaluate our current approach.

[5]	See Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir.1978) (citing Getman v. NLRB, 450 F.2d 670, 673 (D.C. Cir.1971)).

[6]	Morton, 498 F.2d at 770; see also Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (D. D.C. 2002); Judicial Watch, Inc. v. Food & Drug Admin. , 449 F. 3d 141 (C.A.D.C. 2006).

[7]	See Frazee v. U.S. Forest Serv., 97 F.3d 367, 371 (9th Cir. 1996).

[8]	See generally Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 682 (D.C. Cir. 1976) (financial records); Continental Oil v. Fed. Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied , 425 U.S. 971 (1976); Morton , 498 F.2d at 765 (financial records); Goldstein v. Interstate Commerce Comm’n, Civ. A. No. 82-1511, 1984 U.S. Dist. LEXIS 14768 (D.D.C. July 21, 1985) (pricing, volume and sale terms in shipping contracts); Herrick v. Garvey, 200 F. Supp. 2d 1321 (D. Wyo. 2000) (materials submitted requesting permission to continue development of aircraft); Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (royalty information on research and inventions).

Letter to the Securities and Exchange Commission
September 28, 2009

Because the financial measures and relative weighting used in our incentive compensation arrangements are disclosed (see pages 11, 13 and 16 of our 2008 Definitive Proxy Statement), the ranges of possible payouts for each named executive officer are disclosed (see the “Grants of Plan-Based Awards” table on page 21 of our 2008 Definitive Proxy Statement), and the resulting incentive payments are disclosed (see column (g) of the “Summary Compensation Table” on page 18 of our 2008 Definitive Proxy Statement), we do not believe that disclosure of the specific numerical performance targets is material to investors. In addition, we propose in future proxy statements to disclose more qualitative information about the incentive targets, per our earlier responses to the Staff’s initial comments.
Long-term Incentives, page 11
2008 Omnibus Stock Plan Awards to Named Executive Officers, page 12
5.	We note your response to comment 31 in our letter dated August 25, 2009. As requested above, please provide us on a supplemental basis a detailed analysis regarding how disclosure of your earnings per share plus dividends targets would cause you competitive harm.

Response:

Please see our response to comment 4 above for a detailed analysis regarding how disclosure of our earnings per share plus dividends targets would cause us competitive harm.
Other Elements of Compensation Program, page 13
6.	We note your response to comment 33 in our letter dated August 25, 2009. Again as requested above, please provide us on a supplemental basis a detailed analysis regarding how disclosure of the specified amount of reduction in company debt and/or accumulation of cash on the balance sheet and the specified minimum amount of operating income that must be achieved by an executive officer in order to receive this bonus compensation opportunity would cause you competitive harm.

Response:

Please see our response to comment 4 above for a detailed analysis regarding how such disclosure would cause us competitive harm.
* * * * *

Letter to the Securities and Exchange Commission
September 28, 2009

          The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or my colleague, James Stevens at (404) 815-6270.
          Thank you for your consideration in this matter.

Sincerely,

/s/ W. Randy Eaddy
W. Randy Eaddy
Enclosures

cc:	Raymond S. Willoch, Esq., Interface, Inc.

Letter to the Securities and Exchange Commission
September 28, 2009

Annex A
The following exhibits were submitted with our Response Letter dated September 9, 2009 as part of the related Supplemental Support Booklet and are attached hereto:
•	Exhibit 29, as part of our response to the Staff’s initial comment 29;

•	Exhibit 30, as part of our response to the Staff’s initial comment 30;

•	Exhibit 31, as part of our response to the Staff’s initial comment 31;

•	Exhibit 32, as part of our response to the Staff’s initial comment 32; and

•	Exhibit 33, as part of our response to the Staff’s initial comment 33.

Letter to the Securities and Exchange Commission
September 28, 2009

EXHIBIT 29
     The Committee establishes base salaries for the executive officers, including the Named Executive Officers listed in the “Summary Compensation Table” included in this Proxy Statement. The Committee also administers the annual bonus program, the long-term incentive program, retirement benefits, deferred compensation arrangements, and, when applicable, special incentive programs.
     From time to time, but not necessarily on an annual basis, the Committee has directly retained Mercer Human Resources Consulting, a nationally-recognized, independent compensation consultant, to provide input on compensation matters. The services performed by Mercer have varied according to the particular needs of the engagement, but typically have consisted of providing a market or peer group overview of compensation elements, including salary, bonus, long-term incentives and special incentives. Occasionally, Mercer also has conducted a business performance review of our Company compared with other companies, to assist the Committee in making its compensation decisions.
     The Committee also seeks input from the Company’s Chief Executive Officer and General Counsel. In addition, the Committee takes into account publicly available data relating to the compensation practices and policies of other companies within and outside the Company’s industry. Furthermore, the policies and programs described below are subject to change as the Committee deems necessary from time to time to respond to economic conditions, meet competitive standards and serve the objectives of the Company and its shareholders.
Discussion of Principal Elements of Compensation Program
Base Salaries
The Committee generally strives to set base salaries at the market median (50th percentile) of salaries offered by other employers in our industry and other publicly traded companies with characteristics similar to the Company (size, growth rate, etc.), based, by and large, on information provided by Mercer Human Resources Consulting and internal equalization policies of the Company. Some of the companies considered from time to time are included in the list of companies comprising the “self-determined peer group” index used to create the stock performance graph included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2008. The Company’s current self-determined peer group is comprised of the following companies: Actuant Corp.; Acuity Brands, Inc.; Albany International Corp.; BE Aerospace, Inc.; The Dixie Group, Inc.; Herman Miller, Inc.; HNI Corporation; Kimball International, Inc.; Knoll, Inc.; Mohawk Industries, Inc.; Steelcase, Inc.; Unifi, Inc.; and USG Corp.

Letter to the Securities and Exchange Commission
September 28, 2009

EXHIBIT 30
     For each objective, the Committee establishes a threshold level that must be achieved in order for any bonus amount to be earned with respect to that objective, and establishes a goal that must be achieved or exceeded to maximize bonus compensation for that objective (except that no bonus is payable if the threshold for operating income is not exceeded). A pro rata bonus amount is earned to the extent that the threshold is exceeded, up to 125% of the goal number for the Chief Executive Officer and 110% of the goal number for the other named executive officers. Historically, the Committee has set the threshold level, in its discretion, based primarily on a consideration of the Company’s prior year results for each objective, such that no bonus will be earned with respect to the objective in the event that the Company fails to experience improvement. Also historically, the Committee has set the goal, in its discretion, based primarily on factors that would approximate 15% sales growth and 20% operating income and earnings per share growth from such incremental sales. With respect to cash flow, the Committee sets the goal, in its discretion, using similar approximations, but taking into account anticipated growth initiatives, capital expenditures, research and development costs, debt maturities, and other cash uses that the Committee deems relevant. Given this methodology, the Committee believes that the threshold level, while challenging, is reasonably likely to be achieved in normalized market conditions, while the target would be fully achieved or exceeded only with exceptional performance.
     For 2009, the above-described methodology was followed, but slightly modified to take into account forecasted declines in revenue, operating income, earnings per share, and, to some extent, cash flow, as a result of the worldwide financial and credit crisis. Accordingly, for 2009, the named executive officers do have the potential to earn a bonus, despite year-over-year declines in those items, in the same manner described above.

Letter to the Securities and Exchange Commission
September 28, 2009

EXHIBIT 31
     2008 Omnibus Stock Plan Awards to Named Executive Officers
     The long-term incentive awards made under the Omnibus Stock Plan in January 2008 to the Company’s executive officers consisted of restricted stock grants with performance-based vesting and, with respect to a portion of such grants, tenure-based vesting. The 2008 awards were higher than the typical restricted stock awards in prior years because they were made pursuant to a three-year performance program applicable during 2008-2010. (No restricted stock awards have been granted to executive officers since January 2008, and the Committee currently does not intend to make additional restricted stock awards to executive officers in the remainder of 2009 or 2010.) The 2008 awards are eligible to performance vest to the extent that the Company’s earnings per share plus dividends exceeds a specified baseline threshold and reaches a target amount during the performance period (provided that a stated minimum level of operating income also is achieved). At the time of the awards, the Committee believed that a three-year performance period was appropriate because the Committee desired to focus this incentive award on longer-term performance. Fifty percent of each 2008 award is eligible to vest on the fifth anniversary of the grant date if the executive remains employed by the Company at that time, but the shares eligible to vest based on tenure of employment are reduced share-for-share by the number of shares that performance vest (such that if at least fifty percent of the shares performance vest there will be no shares eligible to time vest). The remaining fifty percent would be forfeited altogether if the performance criterion is not met. The 2008 awards originally provided that additional shares would be issued to the executives on a pro rata basis to the extent the performance target was exceeded during the three-year performance period.
     The Committee established the baseline threshold for the 2008 awards at the level of the Company’s actual earnings per share plus dividends for the prior year period (2007), such that none of the award would performance-vest if the Company failed to achieve some growth in earnings per share plus dividends. Accordingly, at the time of the awards, the Committee believed that the threshold level, while challenging, was reasonably likely to be achieved in normalized market conditions. The Committee established the target level at an amount that exceeded a 20% compound annual growth rate over the actual earnings per share plus dividends for the prior year period (2007), such that the target could be fully achieved or exceeded only with exceptional performance.
     In January 2009, the Committee determined that an amendment of the awards was appropriate in response to the deteriorating market conditions brought on by the current severe worldwide recession. The amendment extended the performance period through the year 2012 (to allow some time for economic conditions to stabilize and begin recovering) and reduced the threshold (to a challenging but potentially achievable level that takes into account the Company’s forecasted decline in earnings per share plus dividends as a result of the worldwide financial and credit crisis) at which such restricted shares would begin to performance vest on a pro rata basis during the extended performance period. The performance target that must be achieved for vesting in the entirety of the award remained unchanged, and the executive’s opportunity to receive additional shares for exceeding that performance target was removed. No stock options were granted to executive officers in 2008.

Letter to the Securities and Exchange Commission
September 28, 2009

EXHIBIT 32
     Special Incentive Programs
     From time to time, in its discretion, the Committee may implement special incentive programs which provide executives an opportunity to earn additional compensation if specific performance objectives are met. Special incentive programs are used when the Committee recognizes a need or desire for the Company to achieve one or more targeted strategic or financial objectives (such as stock price appreciation, debt reduction, cash accumulation, or attainment of a specified financial ratio) in addition to those objectives generally covered by annual bonuses and long-term incentives. The time period for achievement of the objectives may vary from less than a year to a multiple-year period. In each case, the performance objectives are designed to represent challenging but achievable targets that will serve to align the interests of executives with the interests of shareholders, and encourage executives to think and act as owners. There were no special incentive programs adopted or outstanding during 2008.

Letter to the Securities and Exchange Commission
September 28, 2009

EXHIBIT 33
     In January 2009, the Committee adopted a special incentive program that provides executive officers of the Company a bonus compensation opportunity based on the achievement of a key business performance objective. The performance objective is reduction in Company debt and/or accumulation of cash on the balance sheet in a specified amount by the end of fiscal year 2009. (The baseline is the fiscal 2008 year-end balance sheet, and a specified minimum amount of operating income must be achieved as an additional condition to the bonus opportunity.) This performance objective is viewed as particularly important by the Committee in light of the Company’s 10.375% Senior Notes which mature in February 2010. The target amount was set by the Committee at an amount such that, if achieved, the Company would have had sufficient liquidity, considering its cash on hand, borrowing availability, and cash generated during 2009, to pay off the 10.375% Senior Notes while still funding forecasted capital expenditures and working capital, with the threshold being set at approximately two-thirds of the target amount. Given the relatively large balance of 10.375% Senior Notes outstanding at the time the program was adopted, the Committee believed the target could be fully achieved only with exceptional performance. The payout to each executive officer for achievement of the performance objective would be a cash amount equaling 50% to 100% of the officer’s respective base salary, depending on the extent (pro rata) to which a specified threshold is exceeded and the specified target is achieved. The projected aggregate payout to the executive officers for achieving the objective would range from approximately $1.4 million (for achieving the threshold amount) to approximately $2.8 million (for achieving the target amount or more). Any bonus paid under this program would be excluded from any severance benefits available to the officer in case of termination (except in case of termination following a change in control of the Company), and also would be excluded from the final average earnings formulas of Salary Continuation Agreements and all other applicable retirement or pension plans.